BALDWIN
Baldwin Piano & Organ Company
422 Wards Corner Road
Loveland, Ohio 45140-8390

(513) 576-4500


FOR IMMEDIATE RELEASE:


LOVELAND, OHIO, MAY 19, 1995 - The Wurlitzer Company announced today that it is restructuring its sales departments and is substantially reducing its existing independent dealer organization. Wurlitzer also announced that following this reorganization, Wurlitzer will refocus its market approach on fewer product offerings and will no longer operate as a full-line acoustic and electronic keyboard supplier. Wurlitzer believes that its modified product line and new distribution system will best allow Wurlitzer to continue its 139 year heritage of providing instruments and products having real value to its customers.

     In order to implement its new philosophy, Wurlitzer will cancel its current dealer contracts within the next several months. Prior to the completion of those dealer contracts, Wurlitzer will make available for sale by its dealers in the normal course of business all Wurlitzer factory and imported inventories, as well as current work-in process. Wurlitzer and its parent company, Baldwin Piano & Organ Company, will fully honor all consuimer warranties.

     The Wurlitzer Company is a wholly owned music subsidiary of Baldwin Piano & Organ Company. Baldwin is the largest domestic manufacturer of keyboard musical instruments, and also manufactures printed circuit boards and a variety of wood products.


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CONTACT:  Kenen M. Edgington (513) 576-4695